NO. 70-9839

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                         AMENDMENT NO. 10
                                TO
                      APPLICATION/DECLARATION
                                ON
                             FORM U-1
                             UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       Northeast Utilities
              Western Massachusetts Electric Company
                       174 Brush Hill Road
                   West Springfield, MA 01089

            The Connecticut Light and Power Company
                      107 Selden Street
                      Berlin, CT 06037


    (Names of companies filing this statement and addresses of principal executive offices)

                        NORTHEAST UTILITIES
             (Name of top registered holding company)

                         Gregory B. Butler
           Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                         107 Selden Street
                         Berlin, CT 06037
              (Name and address of agent for service)

 The Commission is requested to mail signed  copies of all orders, notices and communications to:

       Jeffrey C. Miller, Esq.      David R. McHale
       Assistant General Counsel    Vice President and Treasurer
       Northeast Utilities Service  Northeast Utilities Service
       Company Company              107 Selden Street
       107 Selden Street            Berlin, CT 06037
       Berlin, CT 06037

       The Application/Declaration in this file, as heretofore amended, is hereby further amended as follows:

     1. Paragraph 11 is deleted and restated as follows:

          "11. The Utilities plan to apply the remaining net proceeds of the sale of Millstone during the Authorization period to retire common stock or pay dividends from capital surplus or retained earnings. Apart from Millstone proceeds they intend to return to NU in the form of dividends paid from retained earnings, CL&P and WMECO presently expect to use approximately $100 million and $21 million, respectively, of Millstone proceeds to reduce their common equity capitalizations (individually, "CL&P Returned Equity" and "WMECO Returned Equity" respectively)."

     2. Paragraph 27 is deleted and restated as follows:

          "27. The Connecticut Department of Public Utility Control (the "DPUC") has jurisdiction over CL&P's plan of divestiture of Millstone, and in its order approving the divestiture plan, the DPUC required that within 180 days following the closing, CL&P file information regarding the disposition of the proceeds, including an itemization of costs that will be netted against the proceeds and detailed tax calculations. CL&P advised the DPUC that it intended to rebalance its capital account through the reacquisition of equity, including the repurchase of approximately $188 million of common stock from NU. On March 16, 2001, the DPUC issued a temporary order requiring CL&P to use the proceeds in a way to result in a common equity ratio (not including the RRBs as debt) for CL&P between 45% and 50% ("Common Equity Ratio Requirement"). (See Exhibit D attached hereto). In December, 2001, the DPUC issued its final decision in the filing in which it discontinued the Common Equity Ratio Requirement (See Exhibit D-1 attached hereto). NU now anticipates that CL&P will repurchase not more than $100 million of common stock from NU and pay approximately $88 million to NU as a dividend out of retained earnings."

     SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
     Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

     NORTHEAST UTILITIES
     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     THE CONNECTICUT LIGHT AND POWER COMPANY


     By:  /s/ Randy A. Shoop
          Name:  Randy A. Shoop
          Title: Assistant Treasurer - Finance - Northeast Utilities
                 Service Company,
                 as Agent for the above named companies.


     Date:  April 25, 2002